August 9, 2024	direct phone: 515-242-2462 email: Joe.Leo@brownwinick.com

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attn: Perry Hindin

RE:    Lake Area Corn Processors, LLC
Schedule 13E-3
Filed July 25, 2024
Filed by Lake Area Corn Processors, LLC
File No. 005-94565
PRE14A
Filed July 25, 2024
File No. 000-50254

Dear Mr. Hindin,

We are in receipt of your letter dated August 1, 2024 providing comments on the Schedule 13E-3 filed on July 25, 2024 (the “Schedule 13E-3”) and PRE14A filed on July 25, 2024 (the “Preliminary Proxy Statement”) by Lake Area Corn Processors, LLC (the “Company”). We reviewed your comments and the purpose of this letter is to provide our responses to your comments. We appreciate the time you have taken on this review.

Set forth below is your comment which is immediately followed by our response.

Schedule 13E-3 filed July 25, 2024 and PRE14A filed July 25, 2024

General

1.We note that you are purporting to create three new classes of securities out of what is currently a single class of units, for the purpose of taking the Company private by causing the existing class of units to be held by less than 300 security holders of record and causing each “new” class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B, Class C and Class D units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel, supported by appropriate legal analysis, that your existing units and your newly authorized classes of units are separate classes of securities under South Dakota state law. The analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel. Please support your analysis with citations to state statutory or case law, where appropriate.

Response to Comment: We have provided to you a formal legal opinion of Brown, Winick, Graves, Gross and Baskerville, P.L.C., the Company's counsel regarding South Dakota Law with respect to the Rule 13E-3 reclassification transaction described in the Preliminary Proxy Statement (the "Reclassification") stating that the Class A Units, the Class B Units, the Class C Units and the Class D Units are separate classes of securities under South Dakota law. This legal opinion is attached as Exhibit A to this letter.

Also in response to this comment, the following analysis summarizes the Company's determination that the Class A Units, the Class B Units, the Class C Units and the Class D Units are separate classes of equity securities under federal securities laws.

We believe that the Reclassification will create four (4) distinct classes of membership units for the purposes of determining whether the Company is eligible to deregister under Section 12 of the Exchange Act.

As described in the Preliminary Proxy Statement, the Company currently has one (1) outstanding class of membership units, the Class A Units. The effect of the Reclassification would be to reclassify the Class A Units held by members who hold less than 50,000 Class A Units into Class B Units, Class C Units and Class D Units and to also change some of the rights of the Class A Units.

Section 12(g) of the Exchange Act and Rule 12g-1 promulgated thereunder, require certain issuers to register a class of securities and report under the Exchange Act if the issuer has total assets exceeding $10 million and a "class of equity security" held of record by 500 or more persons. A registrant can terminate the registration of a class of securities under Section 12(g) and Rule 12g-4 of the Exchange Act if such class of equity securities is held by fewer than 300 record holders. The determination of whether an issuer has the required number of record holders is made as to each separate class of equity securities, rather than on an aggregate basis.

Section 12(g)(5) of the Exchange Act defines a "class" of securities to include "all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges" (emphasis added). Section 12(g)

of the Exchange Act distinguishes different class of securities by their character, rights and privileges.

One of the most distinguishing rights of a class of securities is voting rights.1 The Class A Units, the Class B Units, the Class C Units and the Class D Units will all have different voting rights. Specifically, the voting rights of the Class A Units, the Class B Units, the Class C Units and the Class D units will differ as follows:

•Votes on Amendments to the Operating Agreement: Only the Class A and Class B Units will be allowed to vote on amendments to the Operating Agreement, though the Class C Units will be allowed to vote on amendments to the Operating Agreement if such amendment uniquely affects the Class C Units.

•Election and Removal of the Managers: Only the Class A Units, Class B Units and Class C Units will be allowed to elect or remove Managers of the Company.

•Sale of the Company: Only the Class A Units, Class B Units and Class C Units will be able to vote on: (i) any merger or consolidation of the Company into another business entity or the exchange of interests in the Company with another business entity; and (ii) the sale, lease, exchange or other disposition of substantially all of the Company's assets (other than pursuant to a dissolution or liquidation).

•Voluntary Dissolution of the Company: Only the Class A Units and Class C Units will be able to vote on a voluntary dissolution of the Company.

In effect, the Class D Units will not have any voting rights, except as may be required by South Dakota Law.

Pursuant to the definition of a "class" of securities under Section 12(g)(5) of the Exchange Act, the Class A Units, Class B Units, Class C Units and Class D Units would not enjoy "substantially similar rights" as each class of the Units will have different voting rights for substantial transactions involving the Company.

The Staff previously took a no-action position in favor of an issuer that treated two classes of equity securities as separate classes of securities where one class was voting and the other class was deemed as "non-voting" though they had the ability to vote on: (i) certain merger, share exchange, reclassification or recapitalization transactions, (ii) amendments to the company's articles of incorporation affecting their voting rights and (iii) matters they were entitled to vote upon pursuant to state law.2 Relying on the definition of a "class" of securities provided under Section 12(g)(5) of the Exchange Act, Crawford and Company argued that one class' lack of voting rights precluded its holders from enjoying "substantially similar rights" as persons holding an otherw
1 See Landreth Timber Co v. Landreth, 471 U.S. 681,686.
2 See Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. CCH 79,673 (April 19, 1991) ("Crawford & Co No Action Letter" filed by "Crawford & Co").

ise identical class of equity securities that could vote. The SEC Staff took a no-action position in favor of Crawford and Company's argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act. The only difference between the two classes in Crawford was that Class A stockholders only had voting rights with respect to certain major Company transactions. This is substantially similar to the Company's proposed four (4) classes of units, which will have different voting rights with respect to major Company transactions.

In the Company's contemplated recapitalization, the four (4) different classes of Units will have different voting rights with regards to major Company transactions, and as such will not have "substantially similar rights" to each other. Accordingly, as defined under Section 12(g) of the Exchange Act, the Class A Units, the Class B Units, the Class C Units and Class D Units will constitute four (4) separate classes of securities.

Please contact me with any questions.

Sincerely,

    /s/ Joseph F. Leo

        Joseph F. Leo

EXHIBIT A

LEGAL OPINION OF

BROWN, WINICK, GRAVES, GROSS AND BASKERVILLE, P.L.C.

(see attached pages)

August 9, 2024 Board of Directors Lake Area Corn Processors, LLC 46269 SD-34, Wentworth, SD 57075	direct phone: 515-242-2460 email: Joe.leo@brownwinick.com

Gentlemen:

We have acted as counsel to Lake Area Corn Processors, LLC, a South Dakota limited liability company (the “Company”), in connection with certain South Dakota law aspects of the proposed Fourth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) which the Board of Managers has recommended to amend the Company’s current Third Amended and Restated Operating Agreement, as amended (the “Current Operating Agreement”). If adopted, the Proposed Operating Agreement would, among other things, create three (3) new classes of ownership interests in the Company: (i) Class B Units (the “Class B Units”), Class C Units (the “Class C Units”) and Class D Units the (“Class D Units”). The Proposed Operating Agreement would also reclassify a portion of the Company's currently outstanding membership units (the “Class A Units”) into Class B Units, Class C Units and Class D Units and change some of the rights of the Class A Units (the “Reclassification”).

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Class A Units, the Class B Units, the Class C Units and the Class D Units will be separate classes of securities under South Dakota law after the Reclassification. We have made such legal and factual investigation as we deem necessary to render this opinion.

In rendering this opinion, we have assumed and relied upon, but have not independently verified, the genuineness of all signatures on all documents, the legal capacity and competency of all natural persons for relevant purposes, the authenticity of documents submitted to us as originals, and the conformity to the authentic originals of documents submitted to us as copies.

We have reviewed the following documents:

1.The Company’s Certificate of Organization, filed with the Secretary of the State of South Dakota on April 2, 2001 (the “Original Certificate”), as amended by those certain Articles of Amendment filed with the Secretary of the State of South Dakota on

November 25, 2002 (the “First Amendment”, and collectively, the “Certificate of Organization”);

2.The Current Operating Agreement filed as Exhibit No. 99.1 to the Company’s preliminary proxy statement, Schedule 14A, filed with the United States Securities and Exchange Commission on July 25, 2024 (the “Proxy Statement”); and

3.The Proposed Operating Agreement filed as Appendix B to the Proxy Statement.

We have also reviewed the applicable provisions of the South Dakota Uniform Limited Liability Company Act (the “Act”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. We express no opinion as to the laws of any jurisdiction other than the applicable laws of the State of South Dakota as set forth in the Act.

As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us. As to all matters of fact, we have relied on officers of the Company.

The Company’s Capital Structure

The Company is a limited liability company organized under the Act. The operation of the Company and the rights and restrictions applicable to its members are set forth in the Current Operating Agreement. Subject to the terms of the Current Operating Agreement, the provisions of the Current Operating Agreement can be amended by a vote of the Company’s managers. Management of the Company is vested in its managers (the “Managers”).

Under the Current Operating Agreement, the Company’s current capital structure consists of one class of ownership interests, the Class A Units. After adopting the Proposed Operating Agreement and effecting the Reclassification, the Company’s Class A Units, Class B Units, Class C Units and Class D Units will have the following differing voting rights:

Unit Class	Ability to Vote on Operating Agreement Amendments	Ability to Vote on a Sale of the Company	Ability to Vote on the Company’s Voluntary Dissolution	Ability to Elect or Remove Managers
Class A	☑	☑	☑	☑
Class B	☑	☑	☒	☑

Class C	Limited - Only amendments to the Operating Agreement which would uniquely adversely affect the Class C Unit holders and not all Unit holders as a whole	☑	☑	☑
Class D	☒	☒	☒	☒

Relevant Provisions of the Act

As the Company is organized as a limited liability company under the Act, the Act governs the determination of whether the Class A Units, the Class B Units, the Class C Units and the Class D Units are separate classes of securities under South Dakota law. The Act explicitly allows South Dakota limited liability companies to create more than one class of membership unit. Section 404.2 of the Act states that "Nothing in this chapter prohibits the articles of organization from establishing classes or groups of one or more members having certain expressed relative rights, powers, or duties, including voting rights and the articles of organization may provide for the future creation, in the manner provided in the articles of organization, of additional classes or groups of members having certain relative rights, powers, or duties, including voting rights, expressed either in the regulations or at the time of creation. The rights, powers, or duties of a class or group may be senior to those of one or more existing classes or groups of members" (emphasis added).

In line with Section 404.2 of the Act, the Certificate of Organization explicitly delegates to the Managers the power to create additional classes of members having certain relative rights, including voting rights, powers and duties determined at the time of creation.3 The Current Operating Agreement doubles-down and also delegates this power to the Managers.4

Based on our review of the Proposed Operating Agreement and the Act, it is our opinion that the Class A Units, the Class B Units, the Class C Units and the Class D Units are separate classes of limited liability company interests under the Act as they have been authorized and classified as such by the Managers under the authority given to them in the Act, the Certificate of Organization and the Operating Agreement.
We are not aware, after reasonable inquiry, of any South Dakota case that has commented on the requirements for creating different classes of membership units in a South Dakota limited liability company. The Act does not limit the ability of an operating agreement to create separate
3 Article VIII of the Certificate of Organization states “In the event an Operating Agreement is adopted by the members, the rights, including the voting rights, powers and duties of each class of members, shall thereafter be determined in accordance with such Operating Agreement. The managers, in the manner provided by the Act or as otherwise provided in the Operating Agreement, may, in the future create additional classes of members having certain relative rights, powers or duties determined at the time of creation…”
4 The last sentence of Section 3.9 of the Current Operating Agreement states “The Board of Managers may establish additional classes or groups of one or more Members”.

classes of units or prescribe certain rules that must be followed to do so, but allows a limited liability company to create its own rules through the adoption or amendment of an operating agreement, which includes creating different classes of units.5 In enacting this policy, the South Dakota Legislature intended to give maximum effect to the principals of freedom of contract and to the enforceability of operating agreements.6 Accordingly, under the Act the Company has created four (4) separate classes of ownership units.

This opinion is based on the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively. We assume no obligation to revise, supplement or update this opinion in any respect at any time after the date hereof to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events or circumstances.

This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein. This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such matter.

Very truly yours,

             /s/ Joseph F. Leo

Joseph F. Leo

5 See Section 103 of the South Dakota Uniform Limited Liability Company Act which states "...all members of a limited liability company may enter into an operating agreement, which need not be in writing, to regulate the affairs of the company and the conduct of its business, and to govern relations among the members, managers, and company. A person that becomes a member of a limited liability company is deemed to assent to the operating agreement. To the extent the operating agreement does not otherwise provide, this chapter governs relations among the members, managers, and company... ". Note however there are certain limited circumstances where the Act supersedes any operating agreement entered into, as described in Sections 103(b)(1)-(5), however those circumstances are not applicable here.
6 See Section 114 of the South Dakota Uniform Limited Liability Company Act which states "It is the policy of this chapter and this state to give maximum effect to the principles of freedom of contract and to the enforceability of operating agreements."